Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174- (212) 818-8800
facsimile		direct dial number
(888) 818-8881		(212) 818-8602
Email Address
eschwartz@graubard.com

September 4, 2013

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ParkerVision, Inc.
Registration Statement on Form S-3
File No. 333-190769

Dear Mr. Spirgel:

On behalf of ParkerVision, Inc. (the “Company”), we respond as follows to the Staff’s verbal comment received on August 29, 2013 relating to the above-captioned Registration Statement. The verbal comment is set forth below, followed by the Company’s response. We also are delivering supplementally three (3) courtesy copies of Amendment No. 1 to the Registration Statement, marked to show changes from the initial filing, to Justin Kisner.

Verbal Comment

1.
Please revise your disclosure on page 12 of the Registration Statement to set forth all information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended, including a description of the nature of all positions, offices, or other material relationships which any selling shareholder has had within the past three years with the Company or any of its predecessors or affiliates. Disclosure regarding such positions, offices and material relationships may not be incorporated by reference into the Registration Statement.

On behalf of the Company, we hereby confirm that all disclosure required by Item 507 has been set forth in the Registration Statement. Accordingly, the Company has revised the last paragraph on page 12 of the Registration Statement to delete the language that incorporates the description of any such positions, offices and material relationships by reference from the documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

* * * * *

Securities and Exchange Commission
September 4, 2013

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Eric T. Schwartz

Eric T. Schwartz

cc:	Cynthia Poehlman
Chief Financial Officer, ParkerVision, Inc.